Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13 a - 16 or 15 d - 16 of
The Securities Exchange Act of 1934

Commission file number 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

The following exhibit
is filed with this report
Akzo Nobel Report for the third quarter of 2005

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Corporate Control

Dated : October 19, 2005

Report for the 3rd quarter of 2005

Key figures

3rd quarter			Millions of euros (EUR)	January-September

2005	2004	%		2005	2004		%

			Revenues
3,299	3,112	6	Present operations	9,694	9,237		5
3,299	3,222	2	Total revenues	9,694	9,754		(1)

			Operating income (EBIT)
			Present operations and excluding
315	339	(7)	one-off items	901	947		(5)
9.5	10.9		– EBIT margin, in %	9.3	10.3

280	697	(60)	Total operating income	1,040	1,244		(16)
8.5	21.6		– EBIT margin, in %	10.7	12.8

175	510	(66)	Net income	644	792		(19)
0.61	1.78		– per share, in EUR	2.25	2.77

			Number of employees	61,420	61,450	[1]

Topline growing – operational results 7% lower

•	Growth in all units – in particular in emerging markets
•	Organon – revenues growth; R&D expenses up; pharmaceutical ingredients continue to suffer
•	Intervet – excellent quarter
•	Coatings – signs of recovery in industrial activities; decorative coatings under pressure in mature markets
•	Chemicals – stable performance despite higher energy and raw material prices
•	Negative one-off items of EUR 35 million (2004: EUR 353 million positive; mainly from divestments)
•	Renewed focus on cost reduction in mature markets
•	Strong financial position
•	Interim dividend unchanged – EUR 0.30
•	Outlook unchanged

Present operations exclude the Chemicals businesses divested in 2004. One-off items are special benefits (which include the benefit from the Risperdal® deal in the first quarter of 2005), restructuring and impairment charges, charges related to major legal, antitrust, and environmental cases, results on divestments, and IAS 39 fair value adjustments.

1 At December 31.

Report for the 3rd quarter of 2005

The final results for 2005 will be published on February 7, 2006.

Note

The data in this report are unaudited.

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS as in September 2005. The 2004 comparative figures have been restated accordingly. For the impact of IFRS and certain other changes in the Company’s reporting see pages 22 and 23 of this report.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Operational performance is defined as (the change in) operating income excluding effects from currency translation, divestments, and changes in pension charges, and one-off items.

One-off items are special benefits, restructuring and impairment charges, charges related to major legal, antitrust, and environmental cases, results on divestments, and IAS 39 fair value adjustments. Operating income excluding one-off items is one of the key figures management uses to assess the Company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin, formerly called return on sales, is operating income (EBIT) as percentage of revenues.

Report for the 3rd quarter of 2005

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F I N C O M E

3rd quarter			Millions of euros	January-September

2005	2004	%		2005	2004	%

3,299	3,222	2	Revenues	9,694	9,754	(1)
(2,984)	(2,878)		Operating costs	(8,793)	(8,767)
			One-off items:
4	21		- special benefits	177	74
4			- IAS 39 fair value adjustments	26
22	458		- results on divestments	35	462
(2)	(68)		- restructuring and impairment charges	(17)	(137)
			- charges related to major legal, antitrust,
(63)	(58)		and environmental cases	(82)	(142)

280	697	(60)	Operating income (EBIT)	1,040	1,244	(16)
(40)	(33)		Financing charges	(111)	(111)

240	664		Operating income less financing charges	929	1,133
(61)	(144)		Taxes	(268)	(314)

			Earnings of consolidated companies, after
179	520	(66)	taxes	661	819	(19)
5	(1)		Earnings from nonconsolidated companies	9	1

184	519		Earnings before minority interest	670	820
(9)	(9)		Minority interest	(26)	(28)

175	510	(66)	Net income	644	792	(19)

8.5	21.6		EBIT margin, in %	10.7	12.8
7.0	21.1		Interest coverage	9.4	11.2

			Net income per share, in EUR
0.61	1.78		- basic	2.25	2.77
0.61	1.78		- diluted	2.24	2.76

426	838	(49)	EBITDA	1,466	1,684	(13)

109	138		Capital expenditures	342	379
135	133		Depreciation	398	421

Report for the 3rd quarter of 2005

Segment data

3rd quarter			Millions of euros (EUR)	January-September

2005	2004	%		2005	2004	%

			Revenues
590	579	2	Organon	1,769	1,752	1
277	252	10	Intervet	816	765	7
1,457	1,385	5	Coatings	4,200	4,025	4
966	927	4	Chemicals, present operations	2,886	2,793	3
9	(31)		Intercompany revenues/other	23	(98)

3,299	3,112	6	Akzo Nobel, present operations	9,694	9,237	5
	114		Chemicals, divested activities		547
	(4)		Intercompany revenues		(30)

3,299	3,222	2	Total	9,694	9,754	(1)

			Operating income (EBIT) present
			operations excluding one-off items
68	82	(17)	Organon	227	245	(7)
56	45	24	Intervet	163	128	27
142	151	(6)	Coatings	349	401	(13)
83	84	(1)	Chemicals, present operations	252	253	–
(34)	(23)		Other	(90)	(80)

315	339	(7)	Total	901	947	(5)

9.5	10.9		EBIT margin, in %	9.3	10.3

			Operating income (EBIT)
8	41	(80)	Organon	331	188	76
77	45	71	Intervet	190	128	48
140	121	16	Coatings	342	354	(3)
85	48	77	Chemicals, present operations	259	202	28
4			IAS 39 fair value adjustments	26
(34)	(24)		Other	(108)	(129)

280	231	21	Akzo Nobel, present operations	1,040	743	40
	466		Chemicals, divested activities		501

280	697	(60)	Total	1,040	1,244	(16)

8.5	21.6		EBIT margin, in %	10.7	12.8

Present operations exclude the Chemicals businesses divested in 2004. One-off items are special benefits (which include the benefit from the Risperdal® deal in the first quarter of 2005), restructuring and impairment charges, charges related to major legal, antitrust, and environmental cases, results on divestments, and IAS 39 fair value adjustments.

Report for the 3rd quarter of 2005

Revenues – autonomous growth of 5%

Third-quarter revenues from the present operations amounted to EUR 3.3 billion, up 6% on last year. This was mainly attributable to autonomous growth for all units. In particular, Intervet did well delivering 9% growth. Coatings and Chemicals also realized healthy autonomous growth, 4% and 3%, respectively. Currency translation had a slight positive effect in the quarter.

Total revenues of Akzo Nobel developed as follows:

In %	Total	Volume	Price	Currency translation	Acquisitions/ divestments

Organon	2	–	1	1
Intervet	10	7	2	2	(1)
Coatings	5	–	4	1	–
Chemicals, present operations	4	2	1	1	–

Akzo Nobel	2	3	2	1	(4)	[1]

1	Includes the effect of the Chemicals businesses divested in 2004.

Operational earnings 7% lower

Excluding one-off items and divestments, operating income decreased 7% from EUR 339 million to EUR 315 million, with an EBIT margin of 9.5% (2004: 10.9%). The Company continues to grow especially in emerging markets, such as China and Eastern Europe. Particularly in Coatings, but also at several other activities, earnings are under pressure in the mature markets. In order to address these situations, additional cost saving measures are to be expected.

Organon profited from higher sales, but–as announced earlier–incurred significantly higher R&D expenses. In addition, results of the pharmaceutical ingredient activities were under continued pressure from overcapacity in the industry. Intervet achieved substantial earnings gains from volume growth and efficiency improvements. Both Coatings and Chemicals felt the impact from higher raw material and energy prices and weak economic conditions in mature markets. Coatings earnings were somewhat down, while Chemicals’ earnings remained virtually unchanged. The decline in earnings reported under Other was mainly due to lower results in the captive insurance companies, due to higher damages in 2005.

Report for the 3rd quarter of 2005

2004 third-quarter earnings included a net one-off gain of EUR 353 million, predominantly consisting of the profit on the divestment of Catalysts and Phosphorus Chemicals and the settlement of certain Remeron®; court cases. 2005 earnings included a net one-off charge of EUR 35 million, which included the charge for the settlement of the remaining Remeron® court cases and the profit on the divestment of certain feed additives activities of Intervet.

In total, third-quarter operating income decreased from EUR 697 million to EUR 280 million.

The table below gives an analysis of the change in third quarter operating income compared to 2004.

			Change from 3rd quarter of 2004

Millions of euros	EBIT for 3rd quarter of 2005	Total change	Operational performance	One-off items[1]	Divestments	Currency translation	Lower pension charges

Organon	8	(33)	(17)	(19)		1	2
Intervet	77	32	8	21		2	1
Coatings	140	19	(14)	28		2	3
Chemicals, present	85	37	(5)	38		1	3
Chemicals, divested		(466)		(461)	(5)
IAS 39 adjustments	4	4		4
Other[2]	(34)	(10)	(14)	1		–	3

Akzo Nobel	280	(417)	(42)	(388)	(5)	6	12

1	One-off items are special benefits, restructuring and impairment charges, charges related to major legal, antitrust, and environmental cases, results on divestments, and IAS 39 fair value adjustments.
2	Other mainly comprises pension costs related to former employees of divested operations as well as the results of the (intermediate) holding companies, the captive insurance companies, Nobilon, and Nobilas.

Report for the 3rd quarter of 2005

IAS 39 fair value adjustments concern changes in the fair value of certain forward exchange contracts, petroleum swaps, and gas futures, for which under the IFRS rules no hedge accounting is allowed. As a consequence, the changes in fair value of these contracts have to be recognized directly in income.

The tax charge in the third quarter of 2005 was affected by the change in geographical mix of results and was incidentally favored by tax effects on the elimination of intercompany profits1.

Earnings from nonconsolidated companies on balance were a gain of EUR 5 million against a loss of EUR 1 million in 2004. Operational performance of the nonconsolidated companies was on balance virtually unchanged, as higher results of Flexsys offset the earnings decline at Methanor. 2005 and 2004 earnings include net one-off losses of EUR 2 million and EUR 8 million, respectively, mainly related to Flexsys.

Net income lower – major influence from one-off items

Net income in the third quarter was EUR 175 million, compared with EUR 510 million last year. Net income per share was EUR 0.61 (2004: EUR 1.78). This decline is mainly due to the net one-off gain in 2004 (some EUR 300 million after taxes; mainly stemming from the divestments at Chemicals) compared with a net one-off charge in 2005 (some EUR 25 million after taxes) predominantly for the Remeron® settlement). Excluding one-off items, net income was slightly down on last year.

For the first nine months of 2005, net income decreased 19% to EUR 644 million.

1	In accordance with IFRS the elimination of intercompany profits in inventories is based on the tax rate of the country of the company receiving the goods. Thus intercompany sales are not fully eliminated in the statement of income. As a consequence, the balance of intercompany shipments of goods and the subsequent sale thereof to third parties could affect the tax charge positively or negatively in any one accounting period, depending on the actual developments in that period.

Report for the 3rd quarter of 2005

Workforce down 680 due to restructurings

At September 30, 2005, the Company had 61,420 employees, virtually unchanged from year-end 2004. At September 30, 2004, Akzo Nobel’s workforce was 62,990. In the first nine months of 2005, cost saving measures at Coatings and Chemicals caused a decrease of 680. Growth of certain businesses, seasonal influences, and acquisitions and divestments on balance resulted in a workforce expansion of 650. Developments were as follows:

	September 30, 2005	Restructurings	Other changes	December 31, 2004

Organon	14,180		90	14,090
Intervet	5,270		–	5,270
Coatings	29,070	(390)	600	28,860
Chemicals	11,560	(260)	(70)	11,890
Other	1,340	(30)	30	1,340

Akzo Nobel	61,420	(680)	650	61,450

New pension scheme in the Netherlands

Akzo Nobel reached an agreement with the unions to implement a defined contribution pension scheme in the Netherlands. Under this new scheme as of July 1, 2005, the Company will pay a fixed annual premium, which is 20% of the pension base salary. As a consequence, fluctuations in pension liabilities or assets will no longer have an influence on the Company’s balance sheet and results.

In order to give a good start to the new setup, Akzo Nobel has made a contribution of approximately EUR 150 million and provided a subordinated loan of EUR 100 million. In addition, the Company prefinanced employee premiums for an amount of EUR 50 million. The various (regulatory) approval processes for this new pension scheme are progressing well but have not yet been fully completed. The accounting consequences of the transition will be recognized in the fourth quarter of 2005.

Report for the 3rd quarter of 2005

Akzo Nobel listed in Dow Jones Sustainability Indexes

Akzo Nobel has been selected as a member of the prestigious Dow Jones Sustainability Indexes (DSJI), World and Stoxx. Launched in 1999, the DJSI are the first global indexes tracking the financial performances of the leading sustainability-driven companies worldwide.

The Company is proud of this achievement. It has initiated a process to create an organization geared to meeting the demands of the future. Akzo Nobel is convinced that doing business in a sustainable manner is key to its economic success now and in the future. Social responsibility is an integral part of Akzo Nobel’s growth strategy and a cornerstone of its decision-making process.

Interim dividend unchanged – EUR 0.30

Akzo Nobel will declare an interim dividend for 2005 of EUR 0.30 per common share, unchanged from last year. Starting October 20, 2005, Akzo Nobel shares will trade ex-dividend. The interim dividend will be made payable on October 27, 2005.

Outlook unchanged

We confirm that we expect to achieve our earlier expressed aspiration of a full-year net income within the range of 2004, which was approximately EUR 800 million on an IFRS basis. This outlook excludes restructuring and impairment charges, charges related to major legal, antitrust and environmental cases, results on divestments, the impact of the new pension scheme in the Netherlands, and the intended deal with Barr to settle their infringement of Organon’s Mircette® patent.

Report for the 3rd quarter of 2005

Organon – revenues growth; R&D expenses up; pharmaceutical ingredients continue to suffer

3rd quarter			Millions of euros	January-September

2005	2004	%		2005	2004		%

590	579	2	Revenues	1,769	1,752		1

8	41	(80)	Operating income (EBIT)	331	188		76
1.4	7.1		EBIT margin, in %	18.7	10.7

68	82	(17)	EBIT excluding one-off items	227	245		(7)
			EBIT margin excluding one-off
11.5	14.2		items, in %	12.8	14.0

31.0	32.1		S&D expenses as % of revenues	31.9	33.3

18.3	16.9		R&D expenses as % of revenues	17.0	16.3

42	72	(42)	EBITDA	426	278		53

24	22		Capital expenditures	58	74

			Invested capital	1,690	1,628	[1]

			Number of employees	14,180	14,090	[1]

1	At December 31.

•	Revenues – autonomous growth 1%
•	NuvaRing® – sales steadily increasing
•	Infertility products – strong growth on Q-3 2004
•	R&D expenses ramping up – investing in the pipeline
•	Pharmaceutical ingredients – continue to suffer; cost-saving measures being carried out
•	Settlement of remaining Remeron® court cases – USD 75 million
•	Intended settlement with Barr on their infringement of Organon’s Mircette® patent – Organon to receive USD 142 million

Report for the 3rd quarter of 2005

Organon revenues of EUR 590 million showed 2% growth in the third quarter. Autonomous growth was 1%, while currency translation added 1%. In particular, Puregon®/Follistim® and NuvaRing® achieved healthy growth. The main products developed as follows:

Millions of euros	Sales

		Autonomous growth, %
	3rd quarter 2005
		on Q-3 2004	on Q-2 2005

Contraceptives	143	9	1
– of which NuvaRing®	32	43	5
Puregon®/Follistim®	88	28	(6)
Remeron® outside U.S.	64	(18)	(8)
Livial®	39	(2)	(4)
Pharmaceutical ingredients	51	(9)	(4)

Excluding one-off items, Organon's third-quarter EBIT amounted to EUR 68 million (2004: EUR 82 million). Operational performance decreased as contributions from higher sales were more than offset by the substantial increase in R&D expenses, as several products in the pipeline are in Phase III. In the third quarter, R&D expenses were 18.3% of revenues. Performance was also affected by the weak business climate for pharmaceutical ingredients. To address this situation, cost-saving measures are being carried out.

2005 third-quarter EBIT was affected by a net one-off charge of EUR 60 million, mainly concerning the settlement of the remaining Remeron® court cases. In 2004, the balance of one-off items was a charge of EUR 41 million. This consisted of other Remeron® settlements partially offset by certain special benefits. All in all, operating income decreased from EUR 41 million to EUR 8 million.

In August 2005, Organon launched its Follistim® follicle-stimulating hormone (FSH) in Japan–the country’s first recombinant FSH for use in fertility treatments such as IVF or ICSI.

Also in August 2005, the remaining claims in an antitrust litigation involving its Remeron® anti-depressant in the United States were settled for EUR 62 million (USD 75 million). Although Akzo Nobel continues to believe that its actions in obtaining and enforcing its intellectual property rights were appropriate, the Company took the opportunity to resolve the matter, given the time, costs and risks involved in defending this action.

In September 2005, Organon entered into a nonbinding letter of intent with Duramed Pharmaceuticals, Inc., a subsidiary of Barr Pharmaceuticals, Inc., to settle the pending patent litigation concerning a generic version of Organon’s Mircette® oral contraceptive. Barr would pay Organon USD 142 million to settle the patent litigation and to acquire all rights relating to Mircette, including the U.S. marketing approval. The patent litigation is currently before the U.S. District Court for the District of New Jersey. Barr and Organon filed the Letter of Intent with the Federal Trade Commission, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act. Pending this approval procedure, no accounting entries were made yet for this settlement.

Report for the 3rd quarter of 2005

Intervet – excellent quarter

3rd quarter			Millions of euros	January-September

2005	2004	%		2005	2004		%

277	252	10	Revenues	816	765		7

77	45	71	Operating income (EBIT)	190	128		48

27.8	17.9		EBIT margin, in %	23.3	16.7

56	45	24	EBIT excluding one-off items	163	128		27

20.2	17.9		EBIT margin excluding one-off items, in %	20.0	16.7

24.2	24.6		S&D expenses as % of revenues	23.9	24.6

9.7	11.1		R&D expenses as % of revenues	10.3	11.5

91	56	63	EBITDA	231	162		43

13	14		Capital expenditures	38	37

			Invested capital	898	798	[1]

			Number of employees	5,270	5,270	[1]

1	At December 31.

•	Revenues – 9% autonomous growth in all regions and in virtually all franchises
•	EBIT margin of 20.2%
•	Benefiting from efficiency improvement in manufacturing
•	Feed additives divestment completed
•	Acquisition AgVax – enhancing market position in New Zealand

Report for the 3rd quarter of 2005

Third-quarter revenues of Intervet (animal healthcare products) grew 10% to EUR 277 million. Autonomous growth was 9%, while currency translations had a positive effect of 2%. The divestment of certain food additives and diagnostics activities had a negative impact of 1%. Intervet further expanded its strong market position in Europe, due to improved supplies and to strong growth of Cobactan® (anti-bacterial). Sales in North America grew substantially driven by new product introductions in the companion animal market, which includes Vetsulin® (first insulin to treat diabetes in dogs) and Continuum® (combination vaccine with long-lasting immunity), and in the cattle sector, where the recently introduced cattle bio line Vista® received a very positive response. Sales in Latin America were boosted by substantial growth in Brazil and Chile (mainly fish vaccines). Although avian influenza continues to cause economical damage, business in the Asian region is improving.

Excluding one-off items, Intervet’s operating income grew EUR 11 million, with the EBIT margin improving to 20.2% (2004: 17.9%). This performance upswing was attributable to the strong sales growth and improved manufacturing efficiency.

In the third quarter of 2005 Intervet realized a pretax gain of EUR 21 million on the divestment of part of the feed additives activities. In total, Intervet’s operating income jumped from EUR 45 million to EUR 77 million.

Intervet will increase its market presence in New Zealand with the acquisition of AgVax Developments Ltd, a subsidiary of AgResearch. This animal health company focuses on the identification, development, and commercialization of vaccines that increase the productivity of the agricultural sector.

In September 2005, Intervet signed a contract with the Dutch Ministry of Agriculture which involves Intervet setting up the country’s first vaccine bank of Porcilis Pesti®, Intervet’s marker vaccine against classical swine fever. The agreement covers a reserve of 500,000 doses of the vaccine for emergency vaccination in the event of an outbreak of the disease in the Netherlands.

Intervet has vaccines in its portfolio against avian influenza–for H5, H7, and H9 strains–which are being sold in various countries.

Nobilon

The development of human influenza vaccines by Nobilon, in cooperation with Organon and Intervet, is progressing according to schedule.

On short-term, Nobilon will upscale its influenza antigen production to batches of 2,000 liters.

Report for the 3rd quarter of 2005

Coatings – signs of recovery in industrial activities; decorative coatings under pressure in mature markets

3rd quarter			Millions of euros	January-September

2005	2004	%		2005	2004		%

			Revenues
555	543		Decorative Coatings	1,604	1,523
455	418		Industrial activities	1,274	1,200
244	218		Marine & Protective Coatings	722	664
224	225		Car Refinishes	664	678
(21)	(19)		Intragroup revenues/other	(64)	(40)

1,457	1,385	5	Total	4,200	4,025		4

140	121	16	Operating income (EBIT)	342	354		(3)
9.6	8.7		EBIT margin, in %	8.1	8.8

142	151	(6)	EBIT excluding one-off items	349	401		(13)
			EBIT margin excluding one-off
9.7	10.9		items, in %	8.3	10.0

174	151	15	EBITDA	442	447		(1)
24	33		Capital expenditures	70	83

			Invested capital	2,341	2,067	[1]

			Number of employees	29,070	28,860	[1]

1	At December 31.

•	Autonomous growth 4% – prices up 4%; volumes maintained
•	Pressure from increased raw material prices
•	Decorative Coatings – slow market conditions in Europe; showing vigor in emerging markets
•	Industrial activities – regaining strength
•	Car Refinishes – improving again
•	Acquisition Toide Paint Manufacturing – to further strengthen China base
•	Powder Coatings investment in Russia started

Note: Nobilas, accident management services, has been transferred from Coatings to Other. The 2004 figures have been adjusted accordingly.

Report for the 3rd quarter of 2005

In the third quarter, revenues of the Coatings activities grew 5% to EUR 1.5 billion. At 4% higher selling prices, volumes could be maintained. Currency translation had a positive effect of 1%.

Excluding one-off items, operating income decreased 6% to EUR 142 million, with an EBIT margin of 9.7% (2004: 10.9%). Although selling price increases of 4% were implemented across the board, all business units continued to feel the effect of increased raw material prices. Business in the emerging markets continued to grow. In China, Marine & Protective, Powder, and Wood Coatings are doing well. However, in the mature markets volumes and margins are under pressure. To address this situation, additional cost saving measures are to be expected.

Decorative Coatings activities in Western Europe continued to feel the pressure from weak economic circumstances. In emerging markets and in Turkey, the business is doing better. The industrial activities achieved enhanced performance, notably the wood, plastics, and powder coatings activities. Coil coatings activities remain under pressure, especially in Europe. Marine Coatings showed strong developments both in the shipbuilding and maintenance markets. Car Refinishes, currently implementing a major worldwide restructuring, is getting back on track.

Included in 2005 earnings are one-off charges of EUR 2 million (2004: EUR 30 million). All in all, operating income rose 16% to EUR 140 million.

Capital expenditures amounted to EUR 24 million (75% of depreciation). Expenditures are especially directed toward participation in the booming growth in Asia and Eastern Europe. Akzo Nobel will invest EUR 9 million in a new powder coatings manufacturing facility in Russia. The plant will supply markets throughout Russia, as well as other East European countries including the Ukraine and Belarus. The new factory is expected to begin production during the second quarter of 2006.

In September, the Company announced its intention to acquire the coatings activities of Guangzhou Toide Paint Manufacturing Co. Ranked as one of the biggest private Chinese manufacturers of emulsion paint, Toide Paint is also active in the wood varnishes sector. It has a strong market position in southern China, with over 200 outlets and distributors, and also has a solid presence around major centers such as Beijing and Shanghai.

Decorative Coatings will boost its activities in Germany with the acquisition of the ICI Group’s wood finishes business Zweihorn GmbH, which is based in Hilden.

Marine & Protective Coatings introduced next generation fireproofing material designed to give unprecedented protection to high-rise structures and public buildings. Based on technology created for NASA, Interchar® offers the construction industry significant benefits in terms of keeping buildings–and their occupants–safer. Marine & Protective Coatings also announced the successful completion of the first Intersleek® foul release coating application at shipbuilding in Korea.

Report for the 3rd quarter of 2005

Chemicals – stable performance despite higher energy and raw material prices

3rd quarter			Millions of euros	January-September

2005	2004	%		2005	2004		%

			Revenues
228	211		Pulp & Paper Chemicals	648	633
175	165		Functional Chemicals	529	506
191	177		Base Chemicals	587	540
126	135		Surfactants	386	412
121	113		Polymer Chemicals	348	331
165	165		Activities to be divested	512	487
(40)	(39)		Intragroup revenues/other	(124)	(116)

966	927	4	Total	2,886	2,793		3

85	48	77	Operating income (EBIT)	259	202		28
8.8	5.2		EBIT margin, in %	9.0	7.2

83	84	(1)	EBIT excluding one-off items	252	253		–
			EBIT margin excluding one-off
8.6	9.1		items, in %	8.7	9.1

148	110	35	EBITDA	442	390		13

48	64		Capital expenditures	174	166

			Invested capital	2,340	2,048	[1]

			Number of employees	11,560	11,890	[1]

1	At December 31.

•	Autonomous growth of 3% – 1% higher selling prices; 2% higher volumes
•	Pressure from raw material and energy prices
•	Base Chemicals – continued strong performance
•	Pulp & Paper Chemicals – distinct improvement
•	Major new plants in Brazil opened
•	Divestment program – progressing well

Note: All figures and comments concern the present operations of Chemicals. The 2004 revenues figures have been adjusted for the regrouping of activities within Chemicals.

Report for the 3rd quarter of 2005

Chemicals’ third-quarter revenues of EUR 966 million were 4% higher than last year. Selling prices were up 1%, while volumes rose 2%. Currency translation had a positive effect of 1%. Activities in the emerging markets deliver strong growth and several investment opportunities in China were recently announced.

Excluding one-off items, operating income was virtually unchanged at EUR 83 million. Contributions from higher sales were more than offset by the impact of higher energy and raw material prices–affecting almost all businesses. Earnings of Pulp & Paper Chemicals improved. Base Chemicals continued its strong performance due to high demand in the industrial salt and chlor-alkali markets.

2004 earnings included one-off charges of EUR 36 million (2005: EUR 2 million gain). Including these one-off items, operating income jumped from EUR 48 million to EUR 85 million.

Continued restructuring programs resulted in a workforce reduction of 260 in the first nine months of 2005. In order to further improve earnings, additional cost-saving measures are actively pursued.

Capital expenditures were EUR 48 million, which is 80% of depreciation. In Brazil, the Company inaugurated two new plants, constructed to supply chemicals to the country’s rapidly-growing pulp and paper industry. Built to supply the Veracel pulp mill, the Eka Bahia facility includes production units for sodium chlorate, chlorine dioxide, oxygen and a tank park for handling all chemicals from other sources. A new silica sol plant was officially opened at Santa Cruz in Rio de Janeiro. The facility will supply paper mills in the region with agents for retention and dewatering. Part of the silica production will be supplied to an adjacent manufacturer of catalysts for the petroleum industry.

In February, the Company announced that it intends to divest certain activities, which represent a total of around EUR 700 million in revenues. The processes to realize these divestments are progressing well. We currently expect to conclude the first deals in the first quarter of 2006.

Functional Chemicals has reached an agreement for the distribution of its Ferrazone® iron compound in South East Asia with St. Paul Pharmaceutical. This food additive helps to combat the widespread problem of iron deficiency anemia, and will be made available to a potential market of more than 100 million people. It has already been added to soy sauce in China and Indonesia as part of a project to boost people’s intake of iron.

Report for the 3rd quarter of 2005

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F C A S H F L O W S

Millions of euros	January-September

	2005		2004

Earnings before minority interest	670		820
Depreciation and amortization	426		440

Cash flow	1,096		1,260

Changes in working capital	(472)		(40)
Changes in provisions	(451)		(74)
Pre-tax gain on divestments	(35)		(458)
Changes in deferred tax assets, and other financial noncurrent assets	25		(5)
Impairments	3		39
Other changes	–		(5)

Net cash provided by operations		166		717

Capital expenditures	(342)		(379)
Investments in intangible assets	(49)		(20)
Acquisitions	(39)		(57)
Proceeds from divestments	59		870
Repayments nonconsolidated companies	26		124
Other changes	5		8

Net cash (used for)/provided by investing activities		(340)		546
Dividends paid		(276)		(273)

Funds balance		(450)		990
Net cash generated by/(used for) financing activities		93		(164)
Effect of exchange rate changes on cash and cash equivalents		36		6

Change in cash and cash equivalents		(321)		832

Report for the 3rd quarter of 2005

Funds balance down – lower proceeds from divestments; payments into the Netherlands pension fund for the new pension scheme

The funds balance for the first three quarters of 2005 was an outflow of EUR 450 million (2004: EUR 990 million inflow). Both the cash flow from operations and for investing activities was lower.

Cash flow from operations decreased from EUR 717 million to EUR 166 million in 2005. In this year, the Company paid approximately EUR 300 million into the pension fund in the Netherlands for the start of the new pension scheme (see page 8). The seasonal change in the operational working capital1 was in the same order of magnitude as in 2004. The higher increase of working capital when compared to last year was caused by various changes in the other working capital elements. This includes the effects of the income taxes paid during the year, the sizeable fair values (asset) of petroleum and currency derivatives, lower accrual balances at September 30, 2005, and the EUR 25 million receivable from Johnson & Johnson for the termination of the Risperdal® copromotion.

Cash flow for investing activities was an outflow of EUR 340 million (2004: EUR 546 million inflow).

Capital expenditures were EUR 342 million (2004: EUR 379 million), which is 86% of depreciation. Investments in intangible assets of EUR 49 million mainly concerned the payments made by Organon under the R&D collaboration contracts with Lexicon Genetics and Merck KGaA affiliate Laboratoire Théramex.

Proceeds from divestments in 2005 predominantly concerned the divestments of certain feed additives activities of Intervet and of Chemicals’ interest in Svensk Ethanolkemie. 2004 proceeds predominantly related to the divestment of Catalysts and Phosphorus Chemicals.

Repayments from nonconsolidated companies primarily stemmed from Acordis.

Net cash generated by financing activities in 2005 predominantly was the effect of the termination of a currency swap2.

1	The balance of inventories and trade receivables less suppliers.
2	In January 2005, the Company terminated a currency swap contract whereby EUR 250 million floating-rate EURIBOR-related liabilities were swapped into USD 223 million LIBOR-related liabilities, generating EUR 78 million in cash proceeds. This swap was part of an interest rate currency swap whereby euro-denominated fixed rate liabilities were swapped into floating rate U.S. dollar-denominated liabilities.

Report for the 3rd quarter of 2005

C O N D E N S E D C O N S O L I D A T E D B A L A N C E S H E E T

		January 1,
		2005; incl.
	September 30,	IAS 32 and	December
Millions of euros	2005	39	31, 2004

Intangible assets	495	448	448
Property, plant and equipment	3,579	3,535	3,535
Deferred tax assets	804	778	784
Other financial noncurrent assets	765	883	624

Total noncurrent assets	5,643	5,644	5,391

Inventories	2,030	1,978	1,978
Receivables	3,216	2,791	2,761
Cash and cash equivalents	1,490	1,812	1,811
Assets held for sale	202

Total current assets	6,938	6,581	6,550

Total assets	12,581	12,225	11,941

Akzo Nobel N.V. shareholders' equity	3,246	2,638	2,626
Minority interest	155	140	140

Equity	3,401	2,778	2,766

Provisions	3,265	3,613	3,608
Deferred income	34	56	56
Long-term borrowings	3,072	2,983	2,694

Total noncurrent liabilities	6,371	6,652	6,358

Short-term borrowings	232	258	258
Current payables	2,537	2,537	2,559
Liabilities held for sale	40

Total current liabilities	2,809	2,795	2,817

Total equity and liabilities	12,581	12,225	11,941

Gearing	0.53	0.51	0.41

Invested capital	8,199	7,559	7,254

Shareholders’ equity per share, in EUR	11.36	9.23	9.19
Number of shares outstanding, in millions	285.8	285.8	285.8

Report for the 3rd quarter of 2005

C H A N G E S I N E Q U I T Y

	Share-
	holders’		Minority
Millions of euros	equity		interest	Equity

Balance at December 31, 2004	2,626		140	2,766
Adoption of IAS 32 and 39 for financial instruments	12			12
Income	644		26	670
Dividends	(257)		(19)	(276)
Share-based payments	24	[1]		24
Fair value changes of forward exchange contracts
designated for hedge accounting	12			12
Changes in exchange rates	185		15	200
Changes in minority interest in subsidiaries			(7)	(7)

Balance at September 30, 2005	3,246		155	3,401

Strong financial position

Invested capital at September 30, 2005, amounted to EUR 8.2 billion, EUR 0.6 billion higher than at January 1, 2005, mainly due to positive currency translation effects and the (seasonal) increase of working capital.

The assets and liabilities classified as held for sale in the Company’s balance sheet concern those Chemicals activities included in the present divestment program, which at September 30, 2005, met the IFRS criteria for recognition as such.

Equity was up EUR 0.6 billion to EUR 3.4 billion, due to retained income and positive currency translation effects. Net interest-bearing borrowings increased by EUR 0.4 billion to EUR 1.8 billion, as a consequence of the negative funds balance. Gearing was 0.53 (January 1, 2005: 0.51). The Company maintained its strong financial position.

Arnhem, October 19, 2005	The Board of Management

1	Effective July 1, 2005, the Company’s stock option plans have been modified such that they now qualify as equity-settled plans under IFRS 2, whereas they used to qualify as cash-settled plans. As a consequence, the liability at June 30, 2005, for these plans of EUR 20 million has been credited to shareholders’ equity. This amount is included in the share-based payments related figure of EUR 24 million in the equity movement schedule.

Report for the 3rd quarter of 2005

Implementation of International Financial Reporting Standards

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS as in September 2005. The 2004 comparative figures have been restated accordingly.

For the accounting policies applied, see the document Summary of Significant Accounting Policies, which can be found on the Company’s website.

In summary, the impact of IFRS on the Company’s accounts is a decline in shareholders’ equity at December 31, 2004, of EUR 410 million. On balance, net income for January-September 2004 increased 3%. All this is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, the recognition of goodwill, and the recognition of provisions. For the most part, the changed accounting relates to timing of the recognition of assets, liabilities, and related results.

The reconciliation of shareholders’ equity at December 31, 2004, and of net income for January-September 2004 is as follows:

Millions of euros	Shareholders’ equity at December 31, 2004	Net income for January-September of 2004

Figure based on NL GAAP	3,036	766
Pensions and other postretirement benefits	(425)	40
Deferred taxes on intercompany profit	33	(39)
Termination of goodwill amortization	19	15
Pfizer payment	(45)	17
Discounting of provisions	20	(13)
Other long-term employee benefits	(8)	–
Share-based payments	(10)	–
Other	6	6

Figure based on IFRS	2,626	792

Report for the 3rd quarter of 2005

In addition, until 2004, the Company separately reported so-called nonrecurring items. These related to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately for a better understanding of the underlying result for the period. IFRS does not allow this concept. Therefore, the Company will not report IFRS earnings figures excluding nonrecurring items on the face of the statement of income. However, for better insight into the Company’s earnings development, the most important elements of nonrecurring items will now be reported on separate lines within operating income in the statement of income; see page 3.

The Company used to report royalty income under Other results in the statement of income. Under IFRS, royalty income is reclassified to Revenues. Also proceeds for certain services rendered by the Company, which used to be deducted from cost lines in the statement of income, have now been reclassified to Revenues.

IFRS as applied for the restated figures of 2004 do not include standards IAS 32 and 39 for financial instruments. The Company has opted for the transition provision of IFRS 1 to apply these standards as from January 1, 2005. The after-tax effect of the implementation of IAS 32 and 39 on January 1, 2005, on balance, is a credit to shareholders’ equity of EUR 12 million1. The balance sheet at January 1, 2005, including IAS 32 and 39, on page 20 provides more information on the effect of the adoption of these standards.

For a detailed explanation of the impact of IFRS on the Company’s financial statements see the report IFRS-based reporting for 2004 & implementation of IAS 32 and 39, which can be found on the Company’s website.

1	It should be noted that the impact of the adoption of IAS 32 and 39 has been determined to the best of our present knowledge. The recognition of financial instruments is a very complex matter. As a consequence, our views and position could be subject to change.

Report for the 3rd quarter of 2005

Safe Harbor Statement*

This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the Outlook, should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. These factors also include changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS, including the implementation of IAS 32 and 39 for financial instruments. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company’s website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Additional Information	Akzo Nobel N.V. Velperweg 76 P.O. Box 9300 6800 SB Arnhem The Netherlands
The explanatory sheets used by the CFO during the press conference can be viewed on Akzo Nobel’s website.
	Tel.	+ 31 26 366 4433
	Fax	+ 31 26 366 3250
	E-mail	ACC@akzonobel.com
	Internet	www.akzonobel.com